Exhibit (a)(1)(B)

July 28, 2009

Dear CyberDefender Warrant Holder:

CyberDefender Corporation (“CyberDefender”) is making certain changes to its Offer to Amend Certain Outstanding Warrants (the “Offer”), which was first announced and filed with the United States Securities and Exchange Commission on June 29, 2009.  We have included in the Offer certain Summary Financial Information and we have extended the Offer termination date to August 17, 2009.  All other terms of the Offer, as they have been amended pursuant to Amendments Nos. 1 and 2 to our Schedule TO which were filed with the Securities and Exchange Commission on July 16, 2009 and July 24, 2009, remain unchanged.  The offering materials describing the Offer have been revised to reflect these changes and a copy is included with this letter.

As indicated, the Offer is currently scheduled to expire at 9:00 p.m. Pacific Time on August 17, 2009.  If you have already properly tendered your eligible Warrants and wish to continue to participate in the Offer, you do not need to take any further action.

The Offer is entirely voluntary and we make no recommendations as to whether you should participate in the Offer.  You should consult with your own advisors regarding your decision.

If you have questions about the Offer or this amendment or you would like to request additional copies of the Offer and the other offer documents please make them to:

Kevin Harris
CyberDefender Corporation
617 West 7th Street, Suite 401
Los Angeles, California 90017
Fax: (213) 689-8640
e-mail: kevin@cyberdefender.com

We thank you for your continued support.

Kind regards,

/s/ Kevin Harris
Kevin Harris
Chief Financial Officer